UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 18, 2012

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 18, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE Stockholm July 18, 2012

Q2 2012

Results for the period ended June 30, 2012

Results for the period ended June 30, 2012

Q2 Highlights

•                  Organic local currency revenue growth of 9.4 % YoY to $1,181 million (8.9% underlying)

•                  EBITDA constant at $513 million, an increase of 3.6% YoY in local currency

•                  EBITDA margin of 43.4%

•                  Normalized earnings per common share of $1.74

•                  Capex of $264 million, or 22.4% of revenue, including $36 million for spectrum

•                  Operating Free Cash Flow of $140 million (11.8% of revenue)

HY Highlights

•                  Organic local currency revenues growth of 8.9% to $ 2,349 million

•                  EBITDA of $1,030 million  and EBITDA margin of 43.8%

•                  Capex of $436 million (18.6% of revenues), including $36 million for spectrum

•                  Operating Free Cash Flow of $450 million (19.1% of revenue)

•                  Dividend paid: $2.40/share

•                  $106 million spent repurchasing shares in H1 2012 from the announced  $300 million plan

2012 forward looking statements (updated)

In 2012 we aim again to strike the right balance between top line growth, profitability, cash flow generation and return on invested capital. We expect the full year EBITDA margin to be around 43% and operating free cash flow margin of around 20% of revenue. In 2012, we expect capex, excluding spectrum acquisition, to increase but to remain below 20% of revenue, as we invest in IT and billing platforms and add further data capacity.

Financial summary for the quarters ended June 30, 2012 and 2011

$m	Q2 2012	Q2 2011	YoY % change (local currency)		HY 2012	HY 2011	YoY % change (local currency)
Revenue	1,181	1,120	9.4		2,349	2,201	8.9
EBITDA (i)	513	513	3.6		1,030	1,022	2.7
EBITDA margin	43.4%	45.8%	(2.4	)pt	43.8%	46.4%	(2.6	)pt
Normalized Net Profit (ii)	176	187			335	370
Capex (iii)	264	151			436	236
Operating FCF (iv)	140	268			450	517

(i)

EBITDA: operating profit before interest, taxes, depreciation and amortization; derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income

(ii)	Net profit adjusted for items such as foreign exchange movements, movements in valuation of the Honduras put option, Colombian deferred tax asset, and revaluation of previously held interests.
(iii)	Excluding towers sold to, and leased back from tower companies
(iv)	Operating FCF: EBITDA — Capex - Taxes +/- Working capital movements and includes proceeds from tower monetization

Strengthening our Innovation Capabilities

“In a somewhat challenging environment, we continued to invest in improving our customer proposition. We are particularly pleased having started harvesting benefits of these investments in Q2 with mild acceleration of organic growth versus Q1.  Underlying revenue grew 8.9% in Q2 2012 in local currency versus 8.4% in Q1. In the first half of the year, we accelerated investments in new growth categories, including staffing, network building and handset subsidies which resulted in a dilution of our EBITDA margin.

We have fine-tuned our 2012 EBITDA margin outlook as we have now increased visibility on the level of commercial investments we will undertake in the full year. Our previously communicated outlook for organic growth, cash generation and capex remain unchanged.

In Latin America, where we generate 80% of our revenue, the top line grew by 10.4% in local currency in the second quarter (9.9% underlying growth, accelerating from Q1). In Africa, top line growth in local currency increased by 5.7% in Q2.

In the first half of 2012 the Information category was again the strongest contributor to growth, contributing more than half of the revenue growth in local currency. At the end of June, 15.5% of our customers were using mobile data services in Latin America. For the first time ever we generated more revenue from Value Added Services than from Voice in one of our markets, Paraguay, our test-bed for innovation. We reiterate our previously stated ambition to generate more than 50% of revenue from Value Added Services by 2015 in Latin America, while continuing to grow our voice revenue.

Our future success depends on our ability to innovate and seize new growth opportunities, leveraging on the strengths we have built as a mobile operator.

In the coming quarters we will continue to invest to strengthen our innovation capabilities and to accelerate growth, through both our innovative categories and potentially external opportunities should they arise.

On Monday July 16 we shared our excitement about the agreement to acquire Cablevisión Paraguay. 20 years after we started operating in the country we are confirming our commitment to bringing the best quality products and services to the Paraguayan people at home, and on the move. We expect to finance the acquisition by slightly increasing our leverage.

In the absence of additional external growth opportunities, we reiterate our commitment to return excess cash to shareholders.

With our increased focus on innovation and sustainable investment, I am confident that we have the right action plan to deliver ongoing profitable growth.”

Mikael Grahne

President and CEO,

Millicom International Cellular S.A.

Operational review

Total revenue for the three months ended June 30, 2012 was $1,181 million, an increase of 9.4% from Q2 2011 in local currency. Excluding exceptional items in Q2 2011, our underlying growth accelerated to 8.9% in the second quarter. In Q2 our reported revenue growth was negatively impacted by currency movements by 4 percentage points, essentially as a result of year-on-year strengthening of the US dollar versus most of our operating currencies across Latin America and Africa.

EBITDA for the quarter was $513 million, a local currency year-on-year increase of 3.6%. The EBITDA margin at 43.4% was 2.4 percentage points lower than Q2 2011. A bad debt provision related to an international reseller and one-off tax impacts in Africa and Latin America contributed 1 of the 2.4 percentage points decline. The remainder was predominantly driven by increased investments, notably in handset subsidies and in support of growth in our most innovative categories, such as Mobile Financial Services.

Subsidies in Q2 increased by 16% in local currency. In the transition from voice to data we are aiming to secure a larger market share in data than voice and have therefore increased subsidies to customers subscribing to smartphone data plans. The move from prepaid to postpaid and from voice only to voice and data packages is a trend, which brings positive outcomes such as ARPU growth and churn reduction. In Q2 we again achieved a parallel curve between revenue growth and capex growth on 3G. Moreover, pay-back on subsidies remains below one year and ROIC on 3G investment started in 2008 in Latin America is significantly above WACC.

Focus on Regions

Overall we achieved an improvement in the year-on-year local currency revenue growth rate over Q1 2012. Local currency revenue growth in Central America reached 7.9% (6.3% without the one-off revenue adjustment in Guatemala in Q2 2011) while the growth rate in South America declined slightly to 13.1% (from 14.4% in Q1 2012).

Africa reported stable single digit revenue growth as pricing pressure has yet to result in attractive elasticity. We are implementing initiatives in Africa that should improve top line growth later this year.

Revenue by Region ($m)

	Q2 12	Q2 11	YoY growth (%) Reported	YoY growth (%) LC	Contribution (%)
CAM	476	449	6.0	7.9	40.3
SAM	466	425	9.7	13.1	39.5
Africa	239	246	(2.9)	5.7	20.2
Total	1,181	1,120	5.4	9.4	100.0

Mobile ARPU

ARPU declined by 1.1% year-on-year in local currency whilst remaining almost flat for the fourth consecutive quarter in Latin America and declining by 3.2% in Africa.

In Q2 2012, close to 80% of our revenue was generated from 26% of our customers with ARPU in excess of $10. In Latin America, as much as 85% of our revenue came from one third of our customers.

	Year-on-year local currency mobile ARPU growth (%)
	Total	CAM	SAM	Africa
Q2 12	(1)%	(3)%	2%	(3)%
Q1 12	(3)%	(5)%	4%	(7)%
Q4 11	(3)%	(3)%	2%	(5)%
Q3 11	(3)%	0%	0%	(10)%
Q2 11	(2)%	1%	3%	(6)%

N.B. ARPU figures are based on total mobile revenue less roaming revenue.

ARPU stabilisation and growth in Latin America remains a key focus. Central America is more challenging due to pricing pressures on voice, particularly in El Salvador. Nonetheless, we remain focused on selling more data services to our customers in Central America, similar to our success in South America.

In South America, our ARPU growth remained a solid 2%. It has slowed due to some pressure on voice ARPU in Colombia. We plan a significant increase in investment in the Colombian market in both capex and device subsidies to attract an increasing number of customers with data propositions.

In Africa elasticity remained unsatisfactory. We again experienced significant differences between the various markets with some growing rapidly and some remaining challenging. On an encouraging note, subscriber intake improved in several of our markets, an early indicator of improved commercial momentum.

Central America: 40% of group revenue

Revenue from mobile and cable operations in Central America totalled $476 million in Q2 2012, up 7.9% in local currency (6% reported). In Q2 2011 a one-off adjustment was recorded in Guatemala related to revenue recognition on hybrid plans. Excluding this adjustment, local currency revenue growth in Central America increased to 6.3% from 4.7% in Q1.

Central America reported a 3.4% year-on-year decline in mobile ARPU in local currency, mainly pulled down by ongoing pricing pressures in El Salvador.

In the Information category, mobile data grew at a healthy rate of approximately 28% year-on-year in local currency. In fixed broadband we were pleased to see continued strong momentum in Costa Rica and El Salvador.

The Solutions category was our fastest growing category in Central America, approaching 40% local currency growth in this quarter.

Central America- Highlights

	Q2 12	Q2 11	YoY (%)
Mobile customers (m)	15.2	14.1	7.8
Mobile ARPU ($)	11.4	11.9	(4.6)
Revenue (US$m)	476	449	6.0
EBITDA (US$m)	237	232	2.0
% of revenue	49.7%	51.6%	(1.9	)pt
Capex (US$m)	72	40	80.7
% of revenue	15.1%	8.8%	6.3	pt
Operating FCF (US$m)	109	112	(3.0)
% of revenue	22.8%	24.9%	(2.1	)pt

In Central America the EBITDA margin at 49.7% in Q2 declined 1.9 percentage points from Q2 2011. We accelerated our network investments in Q2 2012 versus Q2 2011, as we see growth opportunities in the Information category in Central America. We also increased handset subsidies in Central America in Q2 year-on-year. Voice pricing pressure in El Salvador also contributed to the margin decline in Central America.

Certain taxes increased in our three Central American mobile markets. The most significant being a security tax introduced in Honduras in Q3 2011. Corporate income tax rate increased in El Salvador and Guatemala from January 2012.

South America: 40% of group revenue

Revenue in South America in Q2 2012 amounted to $466 million, up 13.1% in local currency (9.7% reported). Adjusting for a one-off related to revenues in Q2 2011, growth in local currency was 13.5%.

South America- Highlights

	Q2 12	Q2 11	YoY (%)
Mobile customers (m)	11.7	10.7	10.0
Mobile ARPU ($)	13.0	13.2	(1.3)
Revenue (US$m)	466	425	9.7
EBITDA (US$m)	185	182	2.0
% of revenue	39.8%	42.8%	(3.0	)pt
Capex (US$m)	92	62	50
% of revenue	19.8%	14.4%	5.4	pt
Operating FCF (US$m)	42	92	(53.7)
% of revenue	9.1%	21.6%	(12.5	)pt

We added close to 210k new customers in the quarter with more than 80% of the net additions in Colombia. ARPU in local currency continued to grow in Q2, increasing by 2% versus the second quarter of 2011.

All categories reported strong growth in Q2 in South America. Communication revenue grew over 5% year-on-year, and growth in the Information category was near 50% again this quarter. In Q2, around 18% of our recurring revenue in South America was generated in the Information category, the highest level in the group.

EBITDA reached $185 million, a 2% increase year-on-year, and the EBITDA margin was 39.8%, declining by 3 percentage points. This decline was largely attributable to an increase in investments to further grow our market share in data.

With its large and developed market and a fast growing economy, opportunities in the Colombian market are very important to us. Our market share in mobile data is already more than twice the size of our market share in voice. We are committed to becoming a stronger player in Colombia, even if this requires significant short-term investment as mobile data uptake accelerates. We plan to increase network investments to improve the quality and coverage of our mobile services. We will continue to encourage and support our customer transition from voice to data, and from prepaid to postpaid by offering quality services attractively bundled with smartphone subsidies.

In South America, in particular Colombia, we are interested in acquiring additional spectrum to provide 4G services and to improve the quality of service to our customers through increased capacity. However, acquisition of spectrum, like all our investments, must deliver the expected returns. In total 225 MHz of spectrum in several spectrum bands are expected to be auctioned in Colombia in Q3 2012.

Africa: 20% of group revenue

Consistent with Q1, revenue in Africa reached $239 million, growing 5.7% year-on-year in local currency (2.9% decline reported). Revenue growth was negatively impacted during the quarter as a result of strengthening of the USD against many of the currencies in our African markets.

Pricing remained challenging in the second quarter of the year and new players entered Ghana and Rwanda.

Despite this, we increased our net customer additions compared with Q1 2012, and stemmed our local currency ARPU decline.

Mobile ARPU declined by 3.2% in Q2 in local currency, (versus -6.8% in Q1). We anticipate further ARPU decline in 2012 as we continue to focus on the affordability of our services and as penetration growth opportunities still exist in our African footprint.

Revenue growth in the Communication category was broadly flat this quarter, a clear function of the pricing pressure we are experiencing and which is yet to yield volume elasticity.

Africa- Highlights

	Q2 12	Q2 11	YoY (%)
Mobile customers (m)	17.6	16.6	6.5
Mobile ARPU ($)	4.5	5.1	(11.9)
Revenue (US$m)	239	246	(2.9)
EBITDA (US$m)	91	99	(8.6)
% of revenue	38.0%	40.4%	(2.4	)pt
Capex (US$m)	84	46	85.4
% of revenue	35.3%	18.5%	16.8	pt
Operating FCF (US$m)	1	36	(98.0)
% of revenue	0.3%	14.7%	(14.4	)pt

The EBITDA margin was 38% in Q2 2012, down 2.4 percentage points year-on-year as we focused on restoring our affordability perception. We recorded a provision for bad debts of $5 million in Senegal on an international reseller.

In Q2 we continued to invest in developing new products and services in the Information, Entertainment, Solutions and MFS categories, as we believe these new services will be instrumental in differentiation and in delivering growth. We were encouraged by acceleration in local currency growth in Q2 in the Entertainment and MFS categories in Africa.

Capex in Africa amounted to $84 million in Q2, an increase of $38 million over Q2 2011. This included an investment in spectrum in DRC where we acquired 2x 4MHz of spectrum in the 900MHz band and extended the term of our existing license to 2024.  This valuable low frequency band spectrum will enable us to more efficiently expand our network to new regions of this large and populous country.  We were also granted a 3G licence and plan to launch enhanced data services as soon as possible.

Focus on categories

In Q2 2012 we progressed further with the implementation of our new organization structure. Approximately 85% of our revenue growth in the quarter came from the four new categories in which we are investing, namely Information, Entertainment, Solutions and MFS.

Development of innovative VAS contributed to a moderate 1.1% decline in ARPU in local currency this quarter (versus 2.6% in Q1 2012). This was achieved despite competitive pressure in three African markets and in El Salvador.

Recurring revenue outside of the Communication category grew circa 31% in local currency (up from 29% in Q1) and contributed close to 27% of our recurring revenue in Q2 (31% in Latin America).

Revenue by Category ($m)

	Q2 12	Q2 11	YoY growth LC**
Communication	814	828	1.7%
Information	161	121	35.3%
Entertainment	92	82	15.9%
Solutions	35	27	34.8%
MFS	9	1	NA
Others*	70	61	17.2%
Total revenue	1,181	1,120	8.9%

* Others: Terminal & Equipment sales, inbound roaming, other revenue

** Underlying growth, Q2 11 adjusted for negative non-recurring revenue adjustment in Guatemala

Communication: 16% of recurring revenue growth

With 73% of our recurring revenue in the quarter, the Communication category remains our largest category by revenue and contributed 16% of our local currency growth in the quarter.

The moderate growth in this category is essentially the result of high penetration levels in Latin America combined with higher competitive pressure in El Salvador and Ghana, which has yet to be compensated by volume growth.

As in past quarters, we expect continued, although mild revenue growth in this category, despite unfavorable pricing environments in some of our markets. SMS growth, which accelerated in Q2 to 9% (8% in Q1), is expected to be instrumental in achieving this growth.

We anticipate further growth in penetration of both customers and usage (MOU, SMS penetration) particularly in Africa but also through our innovative approach to addressing the needs of customers. In depth analysis of customers’ usage patterns and further segmentation combined with relevant bundling of services should continue to support growth in this category.

Information: 49% of recurring revenue growth

In Q2 2012 Information was again the biggest single contributor to our revenue growth contributing to close to half of our revenue growth.

We now have close to 5.2 million users of data services representing around 11.7% of our total customer base.  In Latin America, we have 4.2 million data users, 15.5% of our customer base.

	Data users (‘000)
	Total	CAM	SAM	Africa
Q2 12	5,212	2,193	1,971	1,048
Q1 12	4,687	2,005	1,784	898

In Q2 we continued to invest in mobile data as we see the largest short to medium term revenue growth opportunities in the Information category.

We are accelerating the pace of commercial investments in subsidies in our markets in Latin America as we see unmet demand for access to the internet and rapid return on subsidies (less than one year). The growing availability of attractively priced and good quality Smartphones should as well enable acceleration of mobile internet uptake. In Q2 2012, we again grew our subsidies at almost twice the rate of our top line growth, like in Q1 2012. We expect the adoption of mobile data services to accelerate in our footprint.

We are pleased to see a high correlation between traffic and revenue growth in data as a result of our well-controlled pricing policies.

In 2011 we invested close to $250 million in capex for 3G capacity and coverage and expect to invest almost 50% more in 2012 to meet demand.

Entertainment:  15% of recurring revenue growth

Revenue for the Entertainment category increased by 16% year-on-year, a marked acceleration compared with the local currency growth rate of 12% in Q1 2012 and 8% in Q4 2011.

Revenue in Entertainment in Africa accelerated significantly in the quarter as we launched several new music products that go beyond Ring Back Tones. Year-on-year growth in local currency in Africa reached circa 38% in Q2, versus 19% in Q1.

We have now launched SMS-browsing services in most of our markets. With this service, and as we did with mobile voice, we are making access to the web affordable to all our customers, even those who cannot yet afford to purchase smartphones.

Solutions:  11 % of recurring revenue growth

Solutions category revenue increased in Q2 by 35% in local currency. Our most successful products in the category continue to be our airtime lending products including ‘Tigo Lends You’ which accounted for over two third of our revenue in the category in the first half of 2012.

In 2012 we are starting to accelerate the diversification of our revenue sources in this category. We have expanded our product offering services under the ‘Tigo Care’ umbrella. We have now rolled out services in this product line in Guatemala, El Salvador, Honduras, Colombia and Ghana.  For example we now offer mobile phone insurance, medical consultation call services, and, through a partner in Guatemala, certain types of health insurance.

These products, like some of our products in the Entertainment category, have structurally lower gross margins than our airtime lending products but meet the needs of our customers, increase loyalty, reduce churn, and require limited capex.

MFS:  9% of recurring revenue growth

Our Mobile Financial Services (MFS) category continued to develop well in Q2 2012 and offers attractive potential in the medium to long term. Mobile Financial Services contributed to close to 9% of our group revenue growth and 0.8% of group revenue. To date, this achievement has been realized with three markets and with essentially one product - domestic money transfer. We have plans to expand our product offering in the coming months.

In Tanzania penetration of MFS has now reached close to 30% of our customer base. In Paraguay 18% of our customers were using the service in Q2. In partnership with Western Union we have now launched an international money transfer service for our Paraguayan customers.

In Rwanda the growth in penetration of MFS services continued to be strong in Q2. At the end of June, 12% of our customers in Rwanda were active users of MFS.

The development of MFS is highly dependent upon the specific environment in each market, which includes the regulatory framework, varying customer needs (for example local or international remittances), banking penetration, and the image of the telecom industry. Accordingly, the rate of development of MFS will vary from country to country.

We expect to launch MFS in Chad, DRC and Bolivia this year.

Comments on Q2 financial information

Depreciation and Amortization

D&A was $199 million, $10 million higher than a year ago, primarily due to increased capex.

Financial expenses and income

The cost of financing before tax in Q2 2012 was higher than in the previous year and includes finance leases on towers sold and leased back. The main driver for the increase in financial expenses was an increase in leverage in the second quarter of 2012 through the issuance of a non recourse bond in local currency in Bolivia.

We recorded non-cash non-operating income of $89 million from the change in value of the put option granted to our partner in Honduras.

Taxes

In Q2, taxes increased by $28 million year-on-year to $85 million, negatively impacted by utilization of the Deferred Tax Asset (DTA) recorded in Colombia in H2 2011 (for a non-cash amount of $31 million in Q2 2012). This utilization is anticipated to continue and increase through to 2015.

Capex

In Q2 2012 we invested $264 million in capex, a significant increase over Q2 2011 as we anticipated our investments earlier in the year to support strong growth in our Information Category.

In Q2 2012 we invested $36 million in spectrum, primarily in the Democratic Republic of Congo where we acquired 2x 4MHz of spectrum in the 900MHz spectrum band and we extended the term of our existing license to 2024.  In addition, in July we acquired a 3G license for $15 million.

In the first half of 2012 we received close to $83 million in cash from the transfer of towers to the different Tower companies in Tanzania, DRC and Colombia, of which $15 million was received in Q2. We expect to receive $140 million in 2012 in total and $30 million in 2013.

FCF generation

Free cash flow for Q2 12 was $82 million and $326 million in H1 (13.9% of revenues).

$291 million of cash was upstreamed during Q2 2012 through a combination of dividends, management fees and royalties.

Debt structure and maturity profile

Approximately 59% of the Group’s gross debt is denominated in local currency, limiting local foreign exchange exposure. US$ denominated debt is used in countries where long term debt in local currency is either too expensive or not available.

At the end of Q2 2012, 52% of gross debt was at fixed interest rates, reducing our exposure to interest rate volatility.

In the second quarter Millicom’s Bolivian operation raised 1.26 billion of Bolivian pesos (around $180 million). The bond was issued with a coupon of 4.75% and without a group guarantee.

Net debt to EBITDA increased to 0.8x at the end of the quarter (from 0.6x at end of March 2012). Millicom has around $0.9 billion of cash on hand with approximately 65% held in US$.

Shareholder remuneration

In Q2 2012, Millicom bought back $105.8 million worth of shares as part of the share buyback program that we announced for 2012. 1,152,027 shares were acquired at an average price of $91.81 in the second quarter. During the quarter Millicom also distributed $244 million of dividends to its shareholders. The Board has approved a share buyback program of up to $300 million worth of shares in 2012. The share buy-back will take place in the US and in Stockholm (including on Multilateral Trading Facilities).

As in previous years, in the absence of further external growth opportunities, excess cash will be returned to shareholders later in the year.

2012 Forward looking statements (updated)

In 2012 we again aim to strike the right balance between top line growth, profitability, cash flow generation and return on invested capital.

For the full year 2012, we expect an EBITDA margin of around 43% as we decided to accelerate our commercial investments mainly in 3G and in our most promising innovative services. We still guide for an operating free cash flow margin of around 20% of revenue.

As previously communicated, we expect capex in 2012 to increase compared to 2011 but to remain below 20% of revenue, as we invest in IT and billing platforms and add further data capacity. Our capex outlook excludes potential spectrum acquisitions.

This outlook excludes the possible impact of the Cablevisión Paraguay acquisition, the closing of which is conditional on approval from the relevant regulatory authorities.

Integrity update

In this section we provide an update on performance and progress regarding compliance and corporate social and environmental responsibility, including anti-corruption and health and safety.

During Q2 Millicom was recognized for the positive social impact of its operations in its markets. The Company was awarded as a winner of the G20 Challenge on Inclusive Business Innovation. The Challenge recognizes businesses with an innovative, scalable and commercially viable way of working with individuals at the base of the socio-economic pyramid.

In Q2 corporate responsibility management, has been focused on:

1)Mapping of local practices,

2)In-country risk assessments, and

3)Engaging with a number of relevant stakeholders.

The goal of the analysis is to introduce further global guidance and policies in different specific areas in the remainder of the year.

Human Rights- In the area of freedom of expression and as a first step to harmonize practices across operations, Millicom has carried out internal reviews of legal and regulatory landscapes and internal processes relating to privacy and government requests. The Company also continued to engage a number of governmental and non-governmental stakeholders on the issue, including participation in the Stockholm Internet Forum.

Following a review of ethical purchasing polices in Q1, Millicom carried out further reviews of the procurement process and completed a supplier impact assessment in Q2.

Labor standards- A first level review of labor condition risks has been completed in all markets. Millicom has joined ten other Swedish companies in a series of workshops and training. These activities will be carried out over two years and led by Unicef and the Playing for Change Foundation. They are designed to support companies in implementing the newly launched Children’s Rights and Business Principles. This workshop was the first of its kind since the launch of the United Nations Global Compact Principles.

Environment- A Health and Safety and Environment Integrated Management System will be piloted in two countries during the second half of the year, with the intention of rollout to other markets in 2013. In line with this development, Millicom defined a company-wide long-term strategy on energy efficiency and CO2 reduction (spanning until the year 2020). A global project on e-waste began by mapping equipment, quantities and international and local legislation as well as discussions with potential e-waste management vendors.

Anti Corruption- A Conflict of Interest tool was successfully launched in all markets during Q2. New integrity Awareness trainings took place in the operations in Q2. A specific anti-bribery training was conducted to local CFOs and financial controllers in June.

Subsequent events

On July 16, 2012, we announced the proposed acquisition of 100% of Cablevisión Paraguay for total cash consideration of $150 million. The deal is subject to review from the relevant regulatory authorities. We expect approval to be obtained and closing to take place towards the end of 2012.

On July 2, 2012, in DRC, we were granted a 3G licence and 2x15MHz of spectrum, valid for 15 years.

Conference call details

A presentation and conference call to discuss results of the quarter will take place at 14.00 Stockholm / 13.00 London /08.00 New York, on Wednesday, July 18, 2012.  Dial-in numbers: +46 (0)8 5052 0189, +44 (0)20 8515 2319, or +1 480 629 9866. Access code: 4551083#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 10 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call are available at www.millicom.com.

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 27 759 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

Other information

This report is unaudited.

Millicom’s financial results for the third quarter of 2012 will be published on October 17, 2012.

Luxembourg — July 18, 2012

Mikael Grahne, President & CEO

Millicom International Cellular S.A

2 rue du Fort Bourbon

L-1249 Luxembourg

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40 630

Appendix- Financial information and tables*

•             Consolidated income statements for the three months ended June 30, 2012 and 2011

•             Consolidated income statements for the six months ended June 30, 2012 and 2011

•             Consolidated statements of financial position as at June 30, 2012 and December 31, 2011

•             Condensed consolidated statements of changes in equity for the six months ended June 30, 2012 and 2011

•            Condensed consolidated statements of cash flows for the periods ended June 30, 2012 and 2011

•             Quarterly analysis by region

•             Cellular customers and market position by country

•             Review by region

*Determined based on accounting principles consistent to those used for the 2011 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS).

Millicom International Cellular S.A.

Consolidated income statements
for the three months ended June 30, 2012 and 2011

	QTR ended June 30, 2012 (Unaudited) US$ millions	QTR ended June 30, 2011* (Unaudited) US$ millions
Revenues	1,181	1,120
Operating expenses
Cost of sales (excluding depreciation and amortization)	(275)	(247)
Sales and marketing	(219)	(206)
General and administrative expenses	(176)	(155)
Other operating income	2	1
EBITDA	513	513
Corporate costs	(32)	(30)
Gain (loss) on disposal/Write down of assets, net	(3)	(1)
Depreciation and amortization	(199)	(189)
Operating profit	279	293
Interest expense	(54)	(42)
Interest and other financial income	2	3
Other non-operating income (expenses), net	67	(40)
Profit before taxes from continuing operations	294	214
Taxes	(85)	(57)
Profit before discontinued operations and non-controlling interest	209	157
Non-controlling interest	3	(17)
Net profit for the period	212	140
Basic earnings per common share (US$)	2.09	1.33
Weighted average number of shares outstanding in the period (‘000)	101,201	104,985
Profit for the period used to determine diluted earnings per common share	212	140
Diluted earnings per common share (US$)	2.09	1.33
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	101,294	105,089

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Consolidated income statements
for the six months ended June 30, 2012 and 2011

	Six months ended June 30, 2012 (Unaudited) US$ millions	Six months ended June 30, 2011* (Unaudited) US$ millions
Revenues	2,349	2,201
Operating expenses
Cost of sales (excluding depreciation and amortization)	(547)	(481)
Sales and marketing	(430)	(400)
General and administrative expenses	(346)	(299)
Other operating income	4	1
EBITDA	1,030	1,022
Corporate costs	(59)	(52)
Gain (loss) on disposal/Write down of assets, net	(2)	—
Depreciation and amortization	(395)	(366)
Operating profit	574	604
Interest expense	(101)	(91)
Interest and other financial income	6	7
Other non-operating income (expenses), net	15	5
Profit before taxes from continuing operations	494	525
Taxes	(176)	(139)
Profit before discontinued operations and non-controlling interest	318	386
Result from discontinued operations	—	39
Non-controlling interest	(11)	(26)
Net profit for the period	307	399
Basic earnings per common share (US$)	3.02	3.79
Weighted average number of shares outstanding in the period (‘000)	101,435	105,431
Profit for the period used to determine diluted earnings per common share	307	399
Diluted earnings per common share (US$)	3.02	3.79
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	101,530	105,542

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at June 30, 2012 and December 31, 2011

	June 30, 2012 (Unaudited) US$ millions	December 31, 2011 US$ millions
Assets
Non-current assets
Intangible assets, net	2,193	2,170
Property, plant and equipment, net	2,854	2,865
Investment in associates	86	63
Pledged deposits	50	50
Deferred taxation	309	317
Other non-current assets	59	37
Total non-current assets	5,551	5,502
Current assets
Inventories	87	75
Trade receivables, net	297	277
Amounts due from non-controlling interests and joint ventures	122	159
Current tax assets	34	24
Other current assets	288	298
Cash and cash equivalents	*930	*881
Total current assets	1,758	1,714
Assets held for sale	51	66
Total assets	7,360	7,282

*of which US$ 30 million (December 31, 2011: US$ 20 million) is restricted cash.

Millicom International Cellular S.A.

Consolidated statements of financial position

as at June 30, 2012 and December 31, 2011

	June 30, 2012 (Unaudited) US$ millions	December 31, 2011 US$ millions
Equity and liabilities
Equity
Share capital and premium (represented by 102 million shares at June 30, 2012)	642	663
Treasury shares (1.2 million shares at June 30, 2012)	(114)	(378)
Other reserves	(133)	(104)
Put option reserve	(738)	(738)
Accumulated profits brought forward	2,239	1,886
Net profit for the period	307	925
	2,203	2,254
Non-controlling interest	196	192
Total equity	2,399	2,446
Liabilities
Non-current liabilities
Debt and financing	2,026	1,817
Deferred taxation	183	199
Other non-current liabilities	128	122
Total non-current liabilities	2,337	2,138
Current liabilities
Debt and other financing	629	621
Put option liability	720	745
Amounts due to joint ventures	54	93
Accrued interest and other expenses	290	264
Current tax liabilities	95	105
Other current liabilities	828	861
Total current liabilities	2,616	2,689
Liabilities directly associated with assets held for sale	8	9
Total liabilities	4,961	4,836
Total equity and liabilities	7,360	7,282

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity

for the six months ended June 30, 2012 and 2011

	June 30, 2012 (Unaudited) US$ millions	June 30, 2011* (Unaudited) US$ millions
Equity as at January 1	2,446	2,390
Profit for the period	307	399
Stock compensation	11	7
Purchase of treasury stock	(106)	(171)
Dividends paid	(244)	(189)
Change in scope of consolidation	8	—
Shares issued via the exercise of stock options	—	1
Movement in cash flow hedge reserve	1	(1)
Movement in currency translation reserve	(29)	32
Sale of Amnet Honduras	—	2
Non-controlling interest	5	17
Equity as at June 30	2,399	2,487

* Comparatives have been restated for the impact of accounting for the Honduras put option under IAS 32. Refer to the form 6-K filed with the United States Securities and Exchange Commission on January 26, 2012.

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows

for the six months ended June 30, 2012 and 2011

	June 30, 2012 (Unaudited) US$ millions	June 30, 2011 (Unaudited) US$ millions
EBITDA	1,030	1,022
Movements in working capital	(96)	(43)
Capex (net of disposals)	(308)	(284)
Taxes paid	(176)	(178)
Operating Free Cash Flow	450	517
Corporate costs (excluding share based compensation)	(48)	(45)
Interest paid, net	(76)	(66)
Free Cash Flow	326	406
Other investing activities	(11)	8
Cash flow from operating and investing	315	414

Cash flow used in financing	(266)	(488)

Cash from discontinued operations	—	53
Cash effect of exchange rate changes	—	3

Net increase/(decrease) in cash and cash equivalents	49	(18)
Cash and cash equivalents, beginning	881	1,023
Cash and cash equivalents, ending	930	1,005

Millicom International Cellular S.A.

Quarterly analysis by region
(Unaudited)

	Q2 12	Q1 12	Q4 11	Q3 11	Q2 11	Increase Q2 11 to Q2 12

Revenues (US$ millions) (i)

Central America	476	474	478	460	449	6%
South America	466	455	450	444	425	10%
Africa	239	239	249	247	246	(3)%
Total Revenues	1,181	1,168	1,177	1,151	1,120	5%

EBITDA (US$ millions) (i)

Central America	237	241	245	235	232	2%
South America	185	186	189	190	182	2%
Africa	91	90	102	104	99	(9)%
Total EBITDA	513	517	536	529	513	0%

Total mobile customers at end of period (‘000s)

Central America	15,182	15,058	14,626	14,188	14,087	8%
South America	11,740	11,531	11,155	10,867	10,671	10%
Africa	17,629	17,209	17,304	17,173	16,554	6%
Total	44,551	43,798	43,085	42,228	41,312	8%

Attributable mobile customers at end of period (‘000s)

Central America	11,874	11,774	11,421	11,097	11,044	8%
South America	11,740	11,531	11,155	10,867	10,671	10%
Africa	17,374	16,957	17,055	16,930	16,314	6%
Total	40,988	40,262	39,631	38,894	38,029	8%

(i)                        Excludes discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country
(Unaudited)

		Country population	MIC market		Total customers (‘000s) (iii)
Country	Equity holding	(million) (i)	position (ii)	Net adds Q2 12 (000’s)	Q2 12	Q2 11	YoY growth
CAM
El Salvador	100.0%	6	1 of 5	27	3,073	2,883	7%
Guatemala	55.0%	14	1 of 3	53	7,353	6,760	9%
Honduras	66.7%*	8	1 of 4	44	4,756	4,444	7%

SAM
Bolivia	100.0%	10	2 of 3	28	2,860	2,564	12%
Colombia	50.0% +1 share	45	3 of 3	181	5,183	4,596	13%
Paraguay	100.0%	7	1 of 4	—	3,697	3,511	5%

Africa
Chad	100.0%	11	1 of 3	(7)	1,896	1,677	13%
DRC (iv)	100.0%	74	1 of 5	247	2,554	2,319	10%
Ghana	100.0%	25	2/3 of 6	(138)	3,196	3,697	(14)%
Mauritius	50.0%	1	2 of 3	6	509	479	6%
Rwanda	87.5%	12	2 of 3	40	1,220	813	50%
Senegal	100.0%	13	2 of 4	157	2,641	2,628	0%
Tanzania	100.0%	44	2 of 7	115	5,613	4,941	14%

Total cellular customers excluding discontinued operations		270		753	44,551	41,312	8%

(i)                                  Source: CIA World Factbook

(ii)                              Source: Millicom.  Market position derived from active customers based on interconnect

(iii)                          Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)                            DRC market position relates to the Kinshasa/Bas Congo area only

*                                         Millicom’s unconditional call option over its partner’s 33.3% shareholding enables Millicom to fully consolidate Honduras.

Millicom International Cellular S.A.

Review by region

Central America	Q2 12	Q1 12	Q4 11	Q3 11	Q2 11
Customers (m)	15.2	15.1	14.6	14.2	14.1
YoY growth (%)	7.8%	9.0%	8.5%	8.1%	5.4%
Revenue ($m)	476	474	478	460	449
YoY growth (%) (reported)	6.0%	4.3%	6.9%	6.4%	3.2%
YoY growth (%) (local currency)	7.9%	4.7%	6.2%	4.9%	3.4%
EBITDA ($m)	237	241	245	235	232
YoY growth (%)	2.0%	(2.1)%	7.0%	(1.6)%	(5.3)%
Margin (%)	49.7%	50.8%	51.3%	51.0%	51.6%
Total mobile ARPU ($)*	11.4	11.6	12.0	11.8	11.9
YoY growth (%) (reported)	(4.6)%	(4.5)%	(1.7)%	(0.8)%	2.0%
Capex ($m)	72	51	90	66	40
Capex/Revenue (%)	15.1%	10.8%	18.8%	14.4%	8.8%

*           Not adjusted for constant forex

Cable Central America	Q2 12	Q1 12	Q4 11	Q3 11	Q2 11
Revenue ($m)	70	72	69	65	62
Revenue growth (YoY %)	12%	14%	16%	14%	12%
Homes Passed (‘000)	1,550	1,529	1,373	1,358	1,347
Broadband customers / cable TV customers	39.4%	38.9%	39.8%	38.5%	38%
RGUs (‘000)	857	800	721	707	692

Millicom International Cellular S.A.

Review by region (continued)

South America	Q2 12	Q1 12	Q4 11	Q3 11	Q2 11
Customers (m)	11.7	11.5	11.2	10.9	10.7
YoY growth (%)	10.0%	10.5%	10.0%	12.3%	15.5%
Revenue ($m)	466	455	450	444	425
YoY growth (%) (reported)	9.7%	17.4%	17.6%	24.8%	31.5%
YoY growth (%) (local currency)	13.1%	14.5%	14.4%	15.2%	19.5%
EBITDA ($m)	185	186	189	190	182
YoY growth (%)	2.0%	12.6%	12.3%	25.6%	31.6%
Margin (%)	39.8%	40.9%	41.9%	42.9%	42.8%
Total mobile ARPU ($)*	13.0	13.1	13.4	13.5	13.2
YoY growth (%) (reported)	(1.3)%	6.4%	5.2%	9.1%	13.3%
Capex ($m)	92	69	160	74	62
Capex/Revenue (%)	19.8%	15.2%	35.6%	16.6%	14.4%

*    Not adjusted for constant forex

**    Excluding sale and leaseback of previously held towers

Africa	Q2 12	Q1 12	Q4 11	Q3 11	Q2 11
Customers (m)	17.6	17.2	17.3	17.2	16.6
YoY growth (%)	6.5%	10.9%	15.6%	17.3%	17.2%
Revenue ($m)	239	239	249	247	246
YoY growth (%) (reported)	(2.9)%	(0.1)%	4.3%	7.4%	12.3%
YoY growth (%) (local currency)	5.7%	5.4%	10.6%	7.8%	11.9%
EBITDA ($m)	91	90	102	104	99
YoY growth (%)	(8.6)%	(8.4)%	2.4%	10.6%	22.8%
Margin (%)	38.0%	37.5%	41.0%	42.1%	40.4%
Total mobile ARPU ($)*	4.5	4.6	4.8	4.9	5.1
YoY growth (%) (reported)	(11.9)%	(11.7)%	(10.7)%	(9.9)%	(5.4)%
Capex ($m)**	84 ***	42	145	76	46
Capex/Revenue (%)	35.3%	17.4%	58.1%	30.9%	18.5%

*           Not adjusted for constant forex

**    Excluding sale and leaseback of previously owned towers

*** Including spectrum in the Democratic Republic of Congo.

Millicom International Cellular S.A.

Review by region (continued)

Revenue growth — Forex effect by region

US$m	Revenue Q2 11	Constant currency growth	Forex	Revenue Q2 12	LC growth %
CAM	449	36	(9)	476	7.9%
SAM	425	56	(15)	466	13.1%
Africa	246	14	(21)	239	5.7%
Total	1,120	106	(45)	1,181	9.4%

Customers

	Net additional mobile customers (‘000)
	Total	CAM	SAM	Africa
Q2 12	753	124	209	420
Q1 12	713	432	376	(95)
Q4 11	857	439	287	131
Q3 11	916	100	196	620
Q2 11	1,549	271	236	1,042

Customer market share

	Market share (%)
	Total	CAM	SAM	Africa
Q2 12	29.8%	54.8%	18.8%	29.7%
Q1 12*	29.9%	55.1%	18.8%	29.8%
Q4 11*	30.2%	54.1%	18.9%	30.6%
Q3 11	30.4%	54.3%	18.7%	31.3%
Q2 11	30.5%	54.4%	18.6%	31.7%

Source: Company data. Historical market share for Africa restated to reflect KBC market only in DRC

*Restated for industry corrections in Q4 11 and Q1 12

Index
	Group P&L	p 2
	Cash Flow Statement	p 3
	Balance Sheet	p 4-5

	Revenues	p 6
	EBITDA	p 7
	Capex	p 8

	Central America	p 9
	South America	p 10
	Africa	p 11

	FX rates	p 12

Contact us

Head of Investor Relations	Justine DIMOVIC	justine.dimovic@millicom.com
	Tel (F):	00 352 27 759 479
	Tel (M):	00 352 691 750 479

Investor Relations Manager	Emily HUNT	emily.hunt@millicom.com
	Tel (F):	00 44 207 321 5027
	Tel (M):	00 44 77 79 018 539

Group P&L Not reviewed by auditors	Q1 2010(i)	Q2 2010(i)	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
Revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,529	1,168	1,181
Operating expenses
Cost of sales (excluding depreciation and amortization)	-198	-204	-203	-219	-824	-234	-246	-256	-270	-1,007	-272	-275
Sales and marketing	-176	-175	-193	-210	-754	-194	-206	-206	-210	-816	-211	-219
General and administrative expenses	-129	-134	-141	-144	-548	-144	-155	-166	-168	-633	-170	-176
Other operating income	0	0	3	0	4	0	1	6	7	14	2	2
EBITDA	451	464	484	497	1,896	509	513	529	536	2,087	517	513
Corporate costs	-17	-22	-36	-30	-106	-22	-30	-26	-35	-113	-27	-32
Gain (loss) on disposal/Write down of assets, net	-3	2	2	-18	-16	1	-1	5	17	22	1	-3
Depreciation and amortization	-172	-168	-184	-167	-691	-178	-189	-187	-185	-739	-196	-199
Operating profit	259	276	266	281	1,083	311	293	321	333	1,257	295	279
Interest expense	-45	-49	-62	-63	-218	-49	-42	-48	-48	-187	-47	-54
Interest and other financial income	2	3	3	6	15	4	3	5	3	15	4	2
Revaluation of previously held interest			1,060	0	1,060	0	0	0	0	0
Other non-operating income (expenses), net	5	-35	-83	50	-64	45	-39	26	-45	-14	-52	67
Profit before taxes from continuing operations	221	195	1,184	275	1,875	311	214	304	243	1,072	200	294
Taxes	-66	-64	-60	-52	-242	-82	-57	166	-9	18	-91	-85
Profit before discontinued operations and non-controlling interest	155	131	1,125	222	1,633	229	157	470	234	1,090	109	209
Result from discontinued operations	3	3	3	3	12	39	0	0	0	39	0	0
Non-controlling interest	-3	0	-3	-19	-25	-9	-17	-125	-54	-205	-14	3
Net profit for the period	156	134	1,124	206	1,620	259	140	345	180	924	95	212
Basic earnings per common share (US$)	1.43	1.23	10.37	1.93	14.95	2.45	1.33	3.32	1.77	8.88	0.93	2.09

Weighted average number of shares outstanding in the period (‘000)	108,678	108,759	108,475	106,902	108,219	105,825	104,985	103,739	102,174	104,197	101,669	101,201
Profit for the period used to determine diluted earnings per common share	156	134	1,124	206	1,620	259	140	345	180	925	98	212
Diluted earnings per common share (US$)	1.43	1.23	10.35	1.92	14.93	2.45	1.33	3.32	1.76	8.87	0.93	2.09

Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,869	109,040	108,666	107,046	108,396	105,943	105,089	103,837	102,271	104,301	101,767	101,294

(i): Restated for the full consolidation of Honduras

Normalized Net Profit	151	169	149	168	637	183	187	210	188	722	159	176
Normalized EPS	1.39	1.55	1.37	1.57	5.88	1.73	1.78	2.02	1.83	7.36	1.56	1.74

2

Cash Flow Statement Not reviewed by auditors	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
EBITDA	424	436	484	497	1,841	509	513	529	536	2,087	517	513
Movements in working capital	-48	17	-36	68	1	-67	24	18	40	15	-38	-58
Capex (net of disposals)	-103	-117	-153	-214	-587	-137	-147	-120	-227	-630	-131	-177
Taxes paid	-38	-110	-51	-41	-239	-56	-122	-41	-49	-268	-38	-138

Operating Free Cash Flow	234	227	245	310	1,016	249	268	387	300	1,204	310	140
Corporate costs (excluding share based compensation)	-14	-19	-16	-25	-75	-18	-26	-21	-30	-96	-22	-26
Interest paid, net	-20	-53	-26	-57	-156	-39	-27	-37	-22	-126	-44	-32
Free Cash Flow	200	155	203	227	785	191	215	328	248	982	244	82
Other investing activities	-14	61	10	2	59	-5	13	-28	-24	-43	8	-19
Cash flow from operating and investing	186	216	213	229	844	186	228	300	224	939	252	63

Cash flow used in financing	-171	-513	212	-863	-1,335	-45	-443	-317	-302	-1,107	-22	-244

Cash from discontinued operations	0	0	0	0	0	53	0	0	0	53	0	0
Cash effect of exchange rate changes	4	-6	7	-3	3	2	0	-13	-16	-27	6	-6

Net decrease/increase in cash and cash equivalents	20	-303	431	-637	-488	197	-216	-31	-93	-142	236	-187
Cash and cash equivalents, beginning	1,511	1,531	1,229	1,660	1,511	1,023	1,221	1,005	974	1,023	881	1,117
Cash and cash equivalents, ending	1,531	1,229	1,660	1,023	1,023	1,221	1,005	974	881	881	1,117	930

3

Balance Sheet Not reviewed by auditors	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
Assets
Non current assets
Intangible assets, net - Total	1,043	1,025	2,272	2,283	2,283	2,232	2,200	2,163	2,170	2,170	2,168	2,193
Property, plant and equipment, net - NBV - Total	2,674	2,606	2,786	2,767	2,767	2,794	2,798	2,692	2,865	2,865	2,880	2,854
Investment in associates	1	9	12	18	18	19	20	42	63	63	80	86
Pledge deposits (non-current)	51	47	52	50	50	53	54	51	50	50	53	50
Deferred taxation assets (non-current)	23	23	22	24	24	27	31	264	317	317	336	309
Other non current assets	9	10	12	18	18	30	33	33	37	37	34	59

Total non-current assets	3,801	3,720	5,157	5,160	5,160	5,155	5,135	5,245	5,502	5,502	5,551	5,551
Current assets
Inventories	51	57	55	62	62	56	58	63	75	75	73	87
Trade receivables, net	227	220	252	253	253	250	263	268	277	277	293	297
Amounts due from non controlling interests and JV	92	35	68	107	107	129	151	47	159	159	61	122
Current tax assets	22	104	120	11	11	134	135	127	24	24	40	34
Other current assets	262	150	155	194	194	129	149	206	298	298	294	288
Cash and cash equivalents - Total	1,531	1,229	1,660	1,023	1,023	1,221	1,005	974	881	881	1,117	930

Total current assets	2,185	1,794	2,311	1,650	1,650	1,919	1,762	1,686	1,714	1,714	1,878	1,758

Assets held for sale	86	78	70	185	185	111	111	144	66	66	60	51

Total assets	6,072	5,592	7,538	6,995	6,995	7,185	7,008	7,076	7,282	7,282	7,489	7,360

4

Balance Sheet Not reviewed by auditors	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012

Equity and liabilities
Equity
Share capital and premium	663	679	681	682	682	686	663	662	663	663	661	642
Treasury stock	0	-7	-105	-300	-300	-300	-51	-248	-378	-378	-353	-114
Other reserves	-74	-107	-66	-55	-55	-22	-40	-75	-104	-104	-100	-133
Put options reserve	0	0	-737	-737	-737	-737	-737	-737	-738	-738	-738	-738
Accumulated profits brought forward	1,788	1,134	1,134	1,134	1,134	2,757	2,192	2,192	1,886	1,886	2,806	2,239
Net profit for the period	156	290	1,414	1,620	1,620	259	399	744	925	925	95	307
	2,533	1,989	2,322	2,344	2,344	2,643	2,425	2,537	2,254	2,254	2,371	2,203
Non controlling interest	-85	-95	12	46	46	54	62	189	192	192	204	196

Total equity	2,448	1,894	2,333	2,390	2,390	2,697	2,487	2,727	2,446	2,446	2,575	2,399

Liabities

Non current liabilities
Debt and financing	1,879	1,980	1,954	1,797	1,797	1,770	1,701	1,695	1,817	1,817	1,911	2,026
Deferred taxation	69	75	21	196	196	189	184	191	199	199	195	183
Other non current liabilities	97	107	192	98	98	84	84	72	122	122	138	128
Total non current liabilities	2,045	2,162	2,167	2,091	2,091	2,043	1,968	1,958	2,138	2,138	2,244	2,337

Current liabilities
Debt and other financing	476	536	1,140	555	555	588	650	535	621	621	567	629
Put option liability	0	0	818	769	769	740	775	719	745	745	809	720
Amounts due to JV partners	80	34	66	98	98	127	148	44	93	93	13	54
Accrued interest and other expenses	195	201	250	228	228	220	258	247	264	264	266	290
Current tax liabilities	121	64	81	80	80	109	54	101	105	105	173	95
Other current liabilities	658	656	642	724	724	648	656	722	861	861	833	828
Total current liabilities	1,530	1,492	2,997	2,454	2,454	2,432	2,540	2,367	2,689	2,689	2,661	2,616
Liabilities directly associated with assets held for sale	49	44	41	60	60	13	13	24	9	9	9	8
Total liabilities	3,624	3,698	5,205	4,605	4,605	4,488	4,521	4,349	4,836	4,836	4,914	4,961
Total equity and liabilities	6,072	5,592	7,538	6,995	6,995	7,185	7,008	7,076	7,282	7,282	7,489	7,360

5

Revenues breakdown (USDm)
Not reviewed by auditors	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
Revenues by category
Communication (voice, sms)	768	768	798	820	3,154	819	828	840	851	3,338	827	814
Information (data services)	66	73	85	95	319	106	121	131	137	495	150	161
ow mobile data	36	45	47	61	189	72	86	95	98	351	110	120
ow others	30	28	38	34	130	34	35	36	39	144	40	41
Entertainment (TV, Ringback tones, games	76	70	70	78	294	77	82	86	84	329	87	92
Solutions	2	21	24	23	70	23	27	29	31	111	33	35
MFS	0.0	0.0	0.1	0.4	0.5	0.7	1.4	2.8	4.6	9.5	6.4	8.6
Recurring revenues	912	932	977	1,016	3,837	1,026	1,060	1,089	1,108	4,284	1,103	1,111
Others	42	45	41	53	181	55	60	62	69	246	65	70
Total group revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,530	1,168	1,181

Revenues by service
Voice	674	684	706	725	2,789	720	730	736	746	2,932	722	709
ow Latin America	481	489	499	515	1,984	511	514	523	532	2,080	521	514
ow Africa	193	195	207	210	805	209	216	213	214	852	201	195
VAS-SMS	92	84	91	95	362	97	98	103	105	403	104	105
ow Latin America	82	74	81	83	320	86	88	93	94	361	93	93
ow Africa	10	10	10	12	42	11	10	10	10	42	11	12
VAS- non SMS	95	112	123	141	471	152	173	189	193	707	210	229
ow Latin America	85	103	113	129	430	139	158	171	175	643	189	204
ow Africa	10	9	11	12	41	13	15	18	18	64	21	25
Other	93	98	97	109	397	112	119	123	134	488	132	138
ow Latin America	88	92	95	103	378	106	114	117	127	464	126	130
ow Africa	5	5	1	5	19	6	5	6	7	24	6	8
Total revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,530	1,168	1,181

Revenues by region
Central America	424	435	432	447	1,738	455	449	460	478	1,842	475	476
South America	312	323	356	383	1,374	387	425	444	450	1,706	455	466
Africa	217	219	230	239	905	239	246	247	249	981	239	239
Others/eliminations	0	0	0	0	0	0	0	0	0	0	0	0
Total group revenues	954	977	1,018	1,069	4,018	1,081	1,120	1,151	1,177	4,530	1,168	1,181

Local currency Revenue growth	11.5%	11.3%	11.7%	10.0%	11.2%	12.7%	10.2%	9.1%	10.1%	10.5%	8.4%	9.4%
Group ARPU (USD)	9.3	9.2	9.3	9.5	9.1	9.3	9.4	9.3	9.3	9.3	9.0	9.0

6

EBITDA breakdown (USDm) Not reviewed by auditors	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
Central America	236	245	239	229	950	246	232	235	245	958	241	237
South America	132	138	151	168	590	165	182	190	189	726	186	185
Africa	83	81	94	100	358	98	100	104	102	403	90	91
Total EBITDA Group	451	464	484	497	1,896	509	513	529	536	2,087	517	513

Local currency EBITDA growth	15.9%	14.8%	14.6%	9.1%	10.7%	12.4%	6.4%	3.6%	7.3%	7.5%	2.2%	3.6%

7

CAPEX breakdown (USDm) Not reviewed by auditors	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
Central America	35	50	55	82	222	26	40	66	90	222	51	72
South America	22	42	68	112	244	28	62	74	160	323	69	92
Africa	43	41	73	78	235	26	46	76	145	293	42	84
others/eliminations	0	1	-9	0	3	5	4	1	1	10	10	16
Total Capex	101	134	187	272	704	85	151	217	396	848	172	264

8

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
CENTRAL AMERICA
Operational highlights
Mobile
Population (m)	28	28	28	28	28	28	28	28	28	28	28	28
El Salvador	7	7	7	6	6	6	6	6	6	6	6	6
Guatemala	13	13	13	14	14	14	14	14	14	14	14	14
Honduras	8	8	8	8	8	8	8	8	8	8	8	8

Mobile penetration estimated (%)
El Salvador	102.0%	101.2%	99.2%	101.7%	101.7%	102.1%	104.8%	105.2%	111.6%	111.6%	116.2%	117.3%
Guatemala	81.0%	82.7%	81.8%	83.7%	83.7%	84.7%	85.7%	86.2%	89.4%	89.4%	86.9%	88.0%
Honduras	92.0%	91.0%	84.8%	85.7%	85.7%	84.1%	85.0%	85.4%	85.2%	85.2%	83.8%	82.9%

Mobile customers ‘000	13,221	13,370	13,120	13,485	13,485	13,817	14,088	14,188	14,626	14,626	15,059	15,182
El Salvador	2,816	2,786	2,693	2,728	2,728	2,793	2,883	2,913	3,027	3,027	3,047	3,073
Guatemala	5,580	5,836	5,978	6,309	6,309	6,596	6,760	6,865	7,123	7,123	7,300	7,353
Honduras	4,825	4,749	4,448	4,448	4,448	4,428	4,445	4,410	4,477	4,477	4,712	4,756

Customers’ market share (%)
El Salvador	46.3%	45.9%	45.2%	44.4%	44.4%	44.2%	44.3%	44.6%	43.6%	43.6%	42.0%	41.8%
Guatemala	49.0%	50.4%	51.5%	52.5%	52.5%	53.9%	54.3%	54.5%	54.4%	54.4%	55.4%	54.7%
Honduras	66.1%	65.4%	65.3%	64.3%	64.3%	64.9%	64.2%	63.1%	63.8%	63.8%	68.0%	69.1%

Blended ARPU (USD)- reported	11.5	11.7	11.7	12.2	11.9	12.1	11.9	11.8	12.0	11.9	11.6	11.3
ARPU YoY change (local currency) %	-13.0%	-11.0%	-8%	-1%	-7%	3%	1%	0%	-3%	-1%	-5%	-3%

Cable
Homes passed ‘000	1,294	1,309	1,320	1,332	1,332	1,342	1,347	1,358	1,373	1,373	1,529	1,550
Broadband customers/cable TV customers	35.0%	36.0%	38.0%	38.0%	38.0%	38.0%	38.0%	38.5%	39.8%	39.8%	38.9%	39.4%
RGUs (‘000)	645	642	650	670	670	682	692	707	721	721	800	857
Cable revenues (USDm)	54	56	57	59	226	61	62	65	69	257	72	70

Quarterly highlights
Total revenues	424	435	432	447	1,738	455	449	460	478	1,842	474	476
YoY growth %	1.0%	0.4%	1.3%	3.5%	1.5%	7.2%	3.3%	6.5%	6.9%	6.0%	4.3%	6.0%
YoY growth (pf for FX)	0.9%	0.3%	0.4%	1.4%	0.7%	5.3%	1.6%	4.9%	6.2%	4.6%	4.7%	7.9%

EBITDA	236	245	239	229	950	246	232	235	245	958	241	237
EBITDA margin (%)	55.6%	56.5%	55.2%	51.3%	54.6%	54.1%	51.6%	51.0%	51.3%	52.0%	50.8%	49.7%
YoY growth %	4.8%	1.9%	3.4%	-2.2%	2.0%	4.0%	-5.0%	-2.0%	7.0%	0.8%	-2.1%	2.0%
YoY growth (pf for FX)	2.4%	1.6%	1.1%	-5.2%	0.0%	3.0%	-7.1%	-2.8%	6.3%	7.4%	-1.1%	4.1%

Capex	35	50	55	82	222	26	40	66	90	222	51	72
in % of revenues	8.3%	11.5%	12.7%	18.3%	12.8%	5.7%	8.8%	14.4%	18.8%	12.0%	10.8%	15.1%

opFCF	169	113	148	55	615	130	112	168	131	541	121	109
% of revenues	39.8%	25.9%	34.2%	41.5%	35.4%	28.6%	24.9%	36.5%	27.3%	29.4%	25.5%	22.8%

9

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
SOUTH AMERICA
Operational highlights
Mobile
Population (m)	63	63	63	60	60	60	61	61	61	61	62	62
Bolivia	10	10	10	10	10	10	10	10	10	10	10	10
Colombia	46	46	46	44	44	44	45	45	45	45	45	45
Paraguay	7	7	7	6	6	6	6	6	6	6	7	7

Mobile penetration estimated (%)
Bolivia	55.8%	56.5%	59.8%	64.5%	64.5%	66.4%	64.9%	66.0%	68.4%	68.4%	69.6%	68.7%
Colombia	93.9%	92.0%	95.2%	95.1%	95.1%	96.5%	96.3%	96.5%	103.1%	103.1%	107.0%	104.1%
Paraguay	86.4%	87.0%	90.2%	92.6%	92.6%	93.0%	92.9%	94.6%	95.8%	95.8%	95.8%	98.4%

Mobile customers ‘000	9,027	9,239	9,678	10,139	10,139	10,435	10,671	10,867	11,155	11,155	11,531	11,740
Bolivia	2,085	2,117	2,249	2,404	2,404	2,501	2,564	2,580	2,687	2,687	2,832	2,860
Colombia	3,815	3,941	4,129	4,293	4,293	4,442	4,596	4,713	4,854	4,854	5,002	5,183
Paraguay	3,128	3,181	3,300	3,441	3,441	3,491	3,511	3,574	3,614	3,614	3,697	3,697

Customers’ market share (%)
Bolivia	36.4%	36.3%	36.3%	35.7%	35.7%	35.8%	35.7%	35.1%	35.1%	35.1%	36.1%	36.7%
Colombia	8.9%	9.4%	9.5%	9.9%	9.9%	10.0%	10.4%	10.6%	10.2%	10.2%	10.1%	10.7%
Paraguay	57.3%	57.6%	57.3%	58.0%	58.0%	58.2%	58.3%	58.0%	57.7%	57.7%	58.7%	56.8%

Blended ARPU (USD)- reported	11.5	11.7	12.4	12.7	11.9	12.3	13.2	13.5	13.4	13.1	13.1	13.1
ARPU YoY change (local currency) %	0%	2%	3%	3%	2%	3%	3%	0%	2%	4%	4%	2%

Quarterly highlights
Total revenues	312	323	356	383	1,374	387	425	444	450	1,706	455	466
YoY growth %	31.9%	29.7%	28.3%	22.4%	27.7%	24.0%	31.5%	24.8%	17.6%	24.2%	17.4%	9.7%
YoY growth (pf for FX)	17.0%	19.0%	21.0%	19.0%	19.1%	20.0%	19.5%	15.2%	14.4%	17.1%	14.5%	13.5%

EBITDA	132	138	151	168	590	165	182	190	189	726	186	185
EBITDA margin (%)	42.4%	42.7%	42.4%	43.9%	42.9%	42.6%	42.8%	42.9%	41.9%	42.5%	40.9%	39.8%
YoY growth %	41.3%	41.5%	34.2%	24.8%	34.5%	24.9%	31.6%	25.7%	12.3%	23.1%	12.6%	2.0%
YoY growth (pf for FX)	29.0%	32.0%	28.0%	22.0%	27.0%	20.7%	18.4%	13.4%	8.4%	14.4%	10.4%	6.8%

Capex	22	42	68	112	244	28	62	74	160	323	69	92
in % of revenues	7.1%	13.0%	19.1%	29.2%	17.8%	7.2%	14.5%	16.6%	35.6%	19.0%	15.2%	19.8%

opFCF	74	65	103	69	311	102	92	139	92	425	131	42
% of revenues	23.8%	20.1%	29.0%	18.0%	22.7%	26.4%	21.6%	31.3%	20.4%	24.9%	28.8%	9.3%

10

AFRICA	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
Operational highlights
Mobile
Population (m)	169	169	169	172	172	172	176	176	176	176	180	180
Chad	10	10	10	11	11	11	11	11	11	11	11	11
DRC	69	69	69	71	71	71	72	72	72	72	74	74
Ghana	24	24	24	24	24	24	25	25	25	25	25	25
Mauritius	1	1	1	1	1	1	1	1	1	1	1	1
Rwanda	10	10	10	11	11	11	11	11	11	11	12	12
Senegal	14	14	14	12	12	12	13	13	13	13	13	13
Tanzania	41	41	41	42	42	42	43	43	43	43	44	44

Mobile penetration estimated (%)
Chad	19.5%	20.2%	20.4%	22.6%	22.6%	24.3%	25.8%	26.2%	29.2%	29.2%	28.9%	30.5%
DRC	30.8%	32.4%	36.4%	40.9%	40.9%	42.4%	45.3%	50.7%	49.6%	49.6%	50.2%	54.8%
Ghana	51.8%	53.2%	53.2%	57.3%	57.3%	58.0%	61.9%	62.7%	66.1%	66.1%	67.6%	68.7%
Mauritius	80.4%	81.4%	83.0%	86.1%	86.1%	86.8%	87.2%	88.9%	93.0%	93.0%	93.2%	93.0%
Rwanda	21.0%	28.1%	33.3%	26.2%	26.2%	33.3%	23.2%	29.0%	30.4%	30.4%	29.0%	31.0%
Senegal	48.0%	50.3%	51.7%	58.4%	58.4%	62.0%	63.8%	63.6%	64.5%	64.5%	66.2%	64.8%
Tanzania	31.5%	33.3%	33.4%	33.6%	33.6%	35.6%	38.0%	40.2%	40.4%	40.4%	40.4%	40.6%

Mobile customers ‘000	12,846	14,119	14,646	14,965	14,965	15,512	16,554	17,173	17,304	17,304	17,209	17,628
Chad	1,129	1,223	1,257	1,429	1,429	1,545	1,677	1,692	1,894	1,894	1,903	1,896
DRC	1,605	1,822	2,012	2,156	2,156	2,150	2,319	2,474	2,382	2,382	2,307	2,554
Ghana	3,100	3,406	3,379	3,525	3,525	3,573	3,697	3,628	3,508	3,508	3,334	3,196
Mauritius	447	450	450	472	472	478	479	486	498	498	503	508
Rwanda	114	374	548	550	550	570	813	1,089	1,192	1,192	1,180	1,220
Senegal	2,376	2,451	2,424	2,356	2,356	2,526	2,628	2,540	2,379	2,379	2,484	2,641
Tanzania	4,076	4,394	4,576	4,478	4,478	4,671	4,941	5,263	5,451	5,451	5,498	5,613

Customers’ market share (%)
Chad	52.1%	54.5%	55.6%	56.9%	56.9%	57.2%	57.7%	57.4%	57.5%	57.5%	58.5%	55.1%
DRC	39.7%	42.7%	41.7%	39.4%	39.4%	37.6%	37.7%	35.7%	34.9%	34.9%	33.1%	33.3%
Ghana	24.8%	26.4%	26.1%	25.2%	25.2%	25.1%	24.2%	23.4%	21.3%	21.3%	19.8%	18.5%
Mauritius	43.0%	42.7%	42.3%	42.6%	42.6%	42.8%	42.6%	42.4%	41.5%	41.5%	41.8%	42.4%
Rwanda	n/a	12.0%	15.3%	15.0%	15.0%	15.1%	30.8%	33.0%	34.5%	34.5%	34.8%	33.7%
Senegal	35.7%	35.2%	33.9%	32.7%	32.7%	33.1%	33.4%	32.4%	29.9%	29.9%	28.9%	31.4%
Tanzania	31.6%	32.0%	33.1%	31.5%	31.5%	30.8%	30.4%	30.5%	31.3%	31.3%	31.4%	31.7%

Blended ARPU (USD)- reported	5.8	5.4	5.4	5.4	5.6	5.2	5.1	4.9	4.8	5.1	4.6	4.5
ARPU YoY change (local currency) %	-3.0%	-7.0%	-7.0%	-13%	-9%	-6.0%	-6%	-10%	-5%	-9%	-7%	-3%

Quarterly highlights
Total revenues	217	219	230	239	905	239	246	247	249	981	239	239
YoY growth %	26.8%	19.6%	14.6%	5.1%	15.7%	10.2%	12.3%	7.4%	4.3%	8.4%	-0.1%	-2.9%
YoY growth (pf for FX)	26.0%	24.0%	22.0%	12.0%	20.3%	15.0%	11.9%	7.8%	10.6%	11.3%	5.4%	5.7%

EBITDA	83	81	94	100	358	98	100	104	102	403	90	91
EBITDA margin (%)	38.4%	36.9%	40.7%	41.7%	39.6%	40.9%	40.4%	42.1%	41.0%	41.1%	37.5%	38.0%
YoY growth %	41.5%	31.2%	25.6%	11.6%	25.7%	17.5%	22.8%	10.6%	2.4%	12.7%	-8.4%	-8.6%
YoY growth (pf for FX)	47.0%	34.0%	34.0%	20.0%	30.9%	22.8%	22.1%	4.0%	7.7%	15.8%	-3.5%	-1.5%

Capex	43	41	73	78	235	26	46	76	145	293	42	84
in % of revenues	20.0%	18.7%	31.7%	32.5%	26.0%	11.0%	18.5%	30.9%	58.1%	29.8%	17.4%	35.3%

opFCF	17	45	0.5	72	135	33	36	116	83	268	66	1
% of revenues	7.9%	20.5%	0.2%	30.3%	14.9%	13.6%	14.7%	47.2%	33.3%	27.3%	27.4%	0.3%

11

Average FX rates
Not reviewed by auditors	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011	Q1 2012	Q2 2012
Central America
Guatemala	8.22	8.01	8.06	8.03	8.09	7.83	7.71	7.83	7.84	7.81	7.77	7.79
Honduras	18.90	18.89	18.90	18.89	18.90	18.90	18.90	18.87	18.97	18.91	19.22	19.45
Nicaragua	20.96	21.23	21.49	21.75	21.35	22.01	22.28	22.56	22.84	22.42	23.12	23.39
Costa Rica	550.57	527.06	517.36	510.41	527.51	505.19	502.25	508.68	511.99	507.32	514.32	508.58

South America
Bolivia	7.02	7.02	7.02	7.01	7.02	6.99	6.96	6.92	6.92	6.95	6.91	6.91
Colombia	1961.05	1946.29	1840.89	1880.98	1912.97	1891.70	1801.95	1814.11	1926.42	1858.95	1829.42	1796.68
Paraguay	4736.43	4746.81	4784.27	4797.58	4760.38	4497.50	4025.63	3955.25	4315.50	4226.12	4450.50	4424.00

Africa
Ghana	1.43	1.43	1.43	1.45	1.44	1.52	1.51	1.54	1.60	1.54	1.70	1.87
Mauritius	30.45	31.94	30.94	30.29	30.87	29.69	28.16	28.26	29.00	28.81	29.04	29.56
Senegal/Chad	474.74	511.74	509.24	486.91	494.26	477.05	453.65	463.39	489.51	471.65	498.51	509.13
Rwanda	572.43	580.22	588.37	591.81	583.00	598.38	600.75	600.39	602.16	600.29	605.45	609.26
Tanzania	1349.13	1419.81	1508.33	1487.60	1437.89	1485.69	1538.63	1622.50	1672.76	1576.83	1591.54	1586.75

12